Advantest Corporation (FY2011 Q3)

FY2011 Third Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended December 31, 2011)
(Unaudited)

January 27, 2012

Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and
Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	February 10, 2012
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2011 Q3 (April 1, 2011 through December 31, 2011)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2011 Q3	95,155	22.7	(5,323)	－	(8,089)	－	(7,732)	－
FY2010 Q3	77,538	144.9	5,953	－	5,135	－	3,271	－
(Note) Quarterly comprehensive income (loss): FY2011 Q3 (Y) (12,868) million (-%); FY2010 Q3 (Y) (975) million (-%)

	Net income (loss) per share - basic		Net income (loss) per share- diluted
		Yen		Yen
FY2011 Q3	(44.62)		(44.62)
FY2010 Q3	18.56		18.56

(2)      Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio
		Million yen		Million yen		%
FY2011 Q3	219,457		125,008		57.0
FY2010	180,312		138,132		76.6

2. Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2010	－	5.00	－	5.00	10.00
FY2011	－	5.00	－	N/A	N/A
FY2011 (forecast)	N/A	N/A	N/A	10.00	15.00
(Note) Revision of dividends forecast for this period: Yes
After comprehensive consideration of current conditions, Advantest revised the year-end dividends forecast as above.

Advantest Corporation (FY2011 Q3)

3. Projected Results for FY2011 (April 1, 2011 through March 31, 2012)
(% changes as compared with the previous fiscal year)
	Net sales		Operating income		Loss before income taxes and equity in earnings (loss) of affiliated company		Net loss
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2011	138,000	38.5	1,000	(83.6)	(1,800)	－	(1,000)	－

Net loss per share
Yen
FY2011	(5.77)

(Note) Revision of earnings forecast for this period: Yes
Advantest did not report the earnings forecast for the fiscal year ending March 31, 2012 in late October of last year due to difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditures.
At this time, Advantest is able to report the earnings forecast for the fiscal year ending March 31, 2012, taking into account trends in orders input received and other factors in the third quarter.  Such earnings forecast is reported above.

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included 1 (Company name: Verigy Ltd.); Excluded  None
(Note) Please see “Business Results” 2. Others on page 8 for details.

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “Business Results” 2. Others on page 8 for details.

(3)	Accounting changes:
1) Changes based on revisions of accounting standard: Yes
2) Changes other than 1) above: Yes
(Note) Please see “Business Results” 2. Others on page 8-9 for details.

(4)	Number of issued and outstanding stock (common stock):
1) Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
 FY2011 Q3  199,566,770 shares; FY2010  199,566,770 shares.
2) Number of treasury stock at the end of each fiscal period:
 FY2011 Q3    26,295,394 shares; FY2010    26,294,819 shares.
3) Average number of outstanding stock for each period (cumulative term):
 FY2011 Q3  173,271,828 shares; FY2010 Q3  176,205,042 shares.

Advantest Corporation (FY2011 Q3)

Implementation status of quarterly review procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2011 Q3)

Contents

1.	Business Results		P. 5
	(1)	Analysis of Business Results	P. 5
	(2)	Analysis of Financial Condition	P. 7
	(3)	Prospects for the Upcoming Fiscal Year	P. 8
2.	Others		P. 8
	(1)	Material Changes in Subsidiaries during This Period	P. 8
	(2)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 8
	(3)	Accounting Changes	P. 8
3.	Consolidated Financial Statements and Other Information		P.10
	(1)	Consolidated Balance Sheets (Unaudited)	P.10
	(2)	Consolidated Statements of Operations (Unaudited)	P.12
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.14
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.15
	(5)	Notes on Preconditions to Going Concerns	P.16
	(6)	Segment Information	P.16
	(7)	Notes on Significant Changes to Stockholders’ Equity	P.17

Advantest Corporation (FY2011 Q3)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2011 Q3 (April 1, 2011 through December 31, 2011)
		(in billion yen)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	75.4	91.9	21.8%
Net sales	77.5	95.2	22.7%
Operating income (loss)	6.0	(5.3)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	5.1	(8.1)	－
Net income (loss)	3.3	(7.7)	－

In the nine months through FY2011 Q3 (cumulative) the outlook for the global economy became increasingly uncertain due to the worsening European sovereign debt crisis and slowing growth in emerging economies.
In the semiconductor markets, demand for smart phones and tablet computers was strong. However, overall sector growth was limited, due to weak demand of PCs, LCD TVs, and other digital devices that are large semiconductor users. This led to many semiconductor makers lowering production, managing inventory and becoming increasingly cautious regarding new capital investment.
Although the severe environment continued due to the strong Yen in the current quarter, net sales increased compared to the corresponding period of the previous fiscal year due to increase in orders input received from the previous year end to FY2011 Q1. On the other hand, primarily due to acquisition related costs of (Y) 7.4 billion, the Company reported losses for the third quarter of nine months ended December 31, 2011.
As a result of the above, orders input received was (Y) 91.9 billion (a 21.8% increase in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 95.2 billion (a 22.7% increase in comparison to the corresponding period of the previous fiscal year), an operating loss of (Y) 5.3 billion, loss before income taxes and equity in loss of affiliated company of (Y) 8.1 billion and a net loss of (Y) 7.7 billion. For the nine months ended December 31, 2011, the percentage of net sales to overseas customers was 87.8%, compared to 78.3% in the corresponding period of the previous year.

Advantest Corporation (FY2011 Q3)

  Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>
		(in billion yen)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	50.3	72.8	44.7%
Net sales	54.2	70.3	29.7%
Operating income	7.6	1.7	(78.2%)

In the Semiconductor and Component Test Systems segment, despite falling industrywide demand, Advantest posted steady order growth in the non-memory test system business owing to large orders for MPU volume production ramps. In memory test systems, however, severe conditions continued as weak PC demand resulted in lower demand in DRAM for PC’s. Therefore, many DRAM manufacturer customers curtailed new capital investment.
As a result of the above, orders input received was (Y) 72.8 billion (a 44.7% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 70.3 billion (a 29.7% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 1.7 billion (a 78.2% decrease in comparison to the corresponding period of the previous fiscal year).

<Mechatronics System Segment>

			(in billion yen)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	16.0	11.9	(25.8%)
Net sales	14.1	14.5	2.9%
Operating income (loss)	0.1	(0.7)	－

In the Mechatronics System segment, due to severe price competition with overseas competitors and production adjustments at customers starting from Q2, weak environment has continued.
As a result of the above, orders input received was (Y) 11.9 billion (a 25.8% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 14.5 billion (a 2.9% increase in comparison to the corresponding period of the previous fiscal year) and operating loss was (Y) 0.7 billion.

Advantest Corporation (FY2011 Q3)

<Services, Support and Others Segment>
			(in billion yen)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	10.3	12.4	19.9%
Net sales	10.5	13.6	29.5%
Operating income	1.8	1.1	(37.5%)

Production utilization rates remained low at customers. However, the addition of Verigy’s service division to Advantest’s consolidated results from Q2 led the overall company to post growth in orders and sales.
As a result of the above, orders input received was (Y) 12.4 billion (a 19.9% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 13.6 billion (a 29.5% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 1.1 billion (a 37.5% decrease in comparison to the corresponding period of the previous fiscal year).

(2) Analysis of Financial Condition
Total assets at December 31, 2011 amounted to (Y) 219.5 billion, an increase of (Y) 39.1 billion compared to March 31, 2011, primarily due to the Verigy acquisition, consisting of an increase of (Y) 34.0 billion and (Y) 14.8 billion in goodwill and intangible assets respectively, and a decrease of (Y) 12.7 billion in short-term investments. The amount of total liabilities was (Y) 94.4 billion, an increase of (Y) 52.3 billion compared to March 31, 2011, primarily due to an increase of (Y) 40.5 billion in short term debt to help fund the Verigy acquisition.  Stockholders’ equity was (Y) 125.0 billion. Equity to assets ratio was 57.0%, a decrease of 19.6 percentage points from March 31, 2011.

(Cash Flow Condition)
Cash and cash equivalents held at December 31, 2011 were (Y) 65.4 billion, a decrease of (Y) 9.9 billion from March 31, 2011. Significant cash flows during the third quarter of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 5.3 billion (net cash outflow (Y) 2.0 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to net loss in the amount of (Y) 7.7 billion, decrease in trade receivables in the amount of (Y) 6.2 billion and adjustments of the profit and loss of non cash items such as depreciation and amortization.
Net cash used in investing activities was (Y) 36.9 billion (net cash outflow (Y) 15.7 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for the acquisition of Verigy in the amount of (Y) 57.1 billion and a decrease in short-term investments in the amount of (Y) 14.4 billion.
Net cash provided by financing activities was (Y) 25.7 billion (net cash outflow (Y) 12.0 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to increase in short term debt in the amount of (Y) 41.1 billion, redemption of senior convertible notes of acquired subsidiary in the amount of (Y) 13.7 billion and (Y) 1.7 billion dividends paid.

Advantest Corporation (FY2011 Q3)

(3) Prospects for the Upcoming Fiscal Year
Because of the European sovereign debt crisis and weak US economy, consumer demand in developed countries remains depressed. In the semiconductor equipment market, Advantest expects customers to remain cautious in regard to capital investment for the near term. However, there appears to be signs of recovery in capital expenditures of certain major semiconductor manufacturers.
Amidst the current market conditions, the acquisition of Verigy gave Advantest a richer product portfolio and enhanced global sales network. Going forward, the company expects to utilize these resources to further increase market share and improve earnings. In particular, Advantest plans to pursue opportunities in non-memory testing applications, for which high growth is expected. These fields include application processors for smart phones and tablet computers, CMOS image sensors, and power semiconductors, which are critical in achieving greater power efficiency.
Management has set three mid term management goals of “Revenues of (Y) 250.0 billion”, “Over 20.0% operating margin”, and “Over 50.0% total market share of semiconductor test systems and test handlers” and intends to take action to achieve these goals during the 2014 fiscal year. To do so Advantest expects to accelerate combining the two companies’ technological strengths and speed up integration, and also expects to continue to expand the customer base and improve customer satisfaction.
Advantest forecasts for the full FY2011 fiscal year as follows: net sales of (Y) 138.0 billion, operating income of (Y) 1.0 billion, loss before income taxes and equity method earnings of (Y) 1.8 billion, and net loss of (Y) 1.0 billion. In addition, accrual of one-time expenses related to the Verigy acquisition has been nearly completed as of FY2011 Q3.

2.  Others
(1) Material changes in subsidiaries during this period
Newly included 1 (Company name: Verigy Ltd.)
On July 4, 2011, the Company acquired all outstanding ordinary shares of Verigy, a Singapore incorporated company publicly traded in U.S. for US$15.00 per share in cash.

(2) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the third quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

(3) Accounting Changes:
In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements.  The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements.  The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available.  The guidance was adopted by the Company and its subsidiaries (collectively, “Advantest”) in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In October 2009, the FASB amended accounting guidance for software revenue recognition.  This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements.  It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance.  The guidance was adopted by Advantest in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2011 Q3)

On April 1, 2011, the Company and its domestic subsidiaries elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight line method.
The Company analyzed the sales mixture of memory and non-memory business to evaluate the future production requirements and pattern of benefit from utilizing its fixed assets. Based on this analysis, Advantest and its domestic subsidiaries believe that the straight line method of depreciation is preferable as it better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives, in light of product life cycles and current change in product mix to expand non-memory business. In accordance with ASC250 “Accounting Changes and Error corrections”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle.
Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method caused decreases in loss before income taxes and equity in loss of affiliated company and net loss by (Y) 432 million and (Y) 432 million, respectively, for the nine months ended December 31, 2011, decreases in loss before income taxes and equity in earnings of affiliated company and net loss by (Y) 146 million and (Y) 146 million, respectively, for the three months ended December 31, 2011. Basic net loss per share and diluted net loss per share decreased by (Y) 2.49 and (Y) 2.49, respectively, for the nine months ended December 31, 2011, decreased by (Y) 0.84 and (Y) 0.84, respectively, for the three months ended December 31, 2011.

Advantest Corporation (FY2011 Q3)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2011	December 31, 2011

Current assets:
Cash and cash equivalents	¥75,323	65,390
Short-term investments	12,651	—
Trade receivables, net	22,707	17,618
Inventories	23,493	33,320
Other current assets	2,995	8,063

Total current assets	137,169	124,391

Investment securities	7,432	5,827
Property, plant and equipment, net	31,878	32,582
Intangible assets, net	874	15,628
Goodwill	645	34,599
Other assets	2,314	6,430

Total assets	¥180,312	219,457

Advantest Corporation (FY2011 Q3)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2011	December 31, 2011

Current liabilities:
Trade accounts payable	¥11,729	13,713
Short term debt	—	40,548
Accrued expenses	7,329	8,847
Accrued warranty expenses	1,754	2,151
Customer prepayments	1,740	4,843
Other current liabilities	1,955	2,970

Total current liabilities	24,507	73,072

Accrued pension and severance costs	14,069	16,741
Other liabilities	3,604	4,636

Total liabilities	42,180	94,449

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,628	42,104
Retained earnings	183,009	173,545
Accumulated other comprehensive income (loss)	(18,270)	(23,406)
Treasury stock	(99,598)	(99,598)

Total stockholders’ equity	138,132	125,008

Total liabilities and stockholders’ equity	¥180,312	219,457

Advantest Corporation (FY2011 Q3)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2011

Net sales	¥77,538	95,155
Cost of sales	40,348	51,498

Gross profit	37,190	43,657

Research and development expenses	15,619	21,512
Selling, general and administrative expenses	15,618	27,468

Operating income (loss)	5,953	(5,323)

Other income (expense):
Interest and dividend income	278	291
Interest expense	(2)	(110)
Other, net	(1,094)	(2,947)

Total other income (expense)	(818)	(2,766)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	5,135	(8,089)

Income tax expense (benefit)	1,834	(358)
Equity in earnings (loss) of affiliated company	(30)	(1)

Net income (loss)	¥3,271	(7,732)

	Yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2011

Net income (loss) per share:
Basic	¥18.56	(44.62)
Diluted	18.56	(44.62)

Advantest Corporation (FY2011 Q3)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2010	December 31, 2011

Net sales	¥25,445	30,695
Cost of sales	13,534	17,299

Gross profit	11,911	13,396

Research and development expenses	5,281	7,688
Selling, general and administrative expenses	5,417	8,748

Operating income (loss)	1,213	(3,040)

Other income (expense):
Interest and dividend income	78	106
Interest expense	(0)	(44)
Other, net	(263)	(438)

Total other income (expense)	(185)	(376)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	1,028	(3,416)

Income tax expense (benefit)	329	(189)
Equity in earnings (loss) of affiliated company	(21)	34

Net income (loss)	¥678	(3,193)

	Yen
	Three months ended	Three months ended
	December 31, 2010	December 31, 2011

Net income (loss) per share:
Basic	¥3.91	(18.43)
Diluted	3.91	(18.43)

Advantest Corporation (FY2011 Q3)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2011

Comprehensive income (loss)
Net income (loss)	¥3,271	(7,732)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,330)	(4,975)
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the period	(348)	(1,076)
Less reclassification adjustments for net
gains (losses) realized in earnings	222	813
Net unrealized gains (losses)	(126)	(263)

Pension related adjustment	210	165
Net unrealized gains (losses) on derivative instruments	—	(63)

Total other comprehensive income (loss)	(4,246)	(5,136)

Total comprehensive income (loss)	¥(975)	(12,868)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2010	December 31, 2011

Comprehensive income (loss)
Net income (loss)	¥678	(3,193)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(918)	1,109
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the period	114	54
Less reclassification adjustments for net
gains (losses) realized in earnings	—	128
Net unrealized gains (losses)	114	182

Pension related adjustment	70	11
Net unrealized gains (losses) on derivative instruments	—	2

Total other comprehensive income (loss)	(734)	1,304

Total comprehensive income (loss)	¥(56)	(1,889)

Advantest Corporation (FY2011 Q3)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2011

Cash flows from operating activities:
Net income (loss)	¥3,271	(7,732)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	3,100	4,958
Deferred income taxes	353	(1,186)
Stock option compensation expense	110	408
Impairment losses on investment securities	452	1,454
Changes in assets and liabilities, net of effect of acquisition:
Trade receivables	(11,076)	6,202
Inventories	(8,011)	444
Trade accounts payable	5,949	(325)
Accrued expenses	603	(2,308)
Accrued warranty expenses	(309)	202
Accrued pension and severance costs	214	179
Other	3,358	3,038

Net cash provided by (used in) operating activities	(1,986)	5,334

Cash flows from investing activities:
(Increase) decrease in short-term investments	(13,745)	14,375
Proceeds from sale of available-for-sale securities	6	10,262
Acquisition of subsidiary, net of cash acquired	-	(57,145)
Proceeds from sale of property, plant and equipment	5	67
Purchases of property, plant and equipment	(1,894)	(4,303)
Purchases of intangible assets	(172)	(234)
Other	72	34

Net cash used in investing activities	(15,728)	(36,944)

Cash flows from financing activities:
Increase in short term debt	-	41,146
Redemption of senior convertible notes of acquired subsidiary	-	(13,742)
Purchases of treasury stock	(10,266)	(1)
Dividends paid	(1,709)	(1,678)
Other	0	(11)

Net cash provided by (used in) financing activities	(11,975)	25,714

Net effect of exchange rate changes on cash and cash equivalents	(3,101)	(4,037)

Net change in cash and cash equivalents	(32,790)	(9,933)

Cash and cash equivalents at beginning of period	96,439	75,323

Cash and cash equivalents at end of period	¥63,649	65,390

Advantest Corporation (FY2011 Q3)

(5) Notes on Preconditions to Going Concerns: None

(6) Segment Information

	Yen (Millions)
	Nine months ended December 31, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥52,925	14,093	10,520	－	77,538
Inter-segment sales	1,269	48	－	(1,317)	－
Net sales	54,194	14,141	10,520	(1,317)	77,538
Operating income (loss) before stock option compensation expense	7,630	104	1,840	(3,511)	6,063
Adjustment:
Stock option compensation expense					110
Operating income (loss)					¥5,953

	Yen (Millions)
	Nine months ended December 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥67,016	14,513	13,626	－	95,155
Inter-segment sales	3,267	36	－	(3,303)	－
Net sales	70,283	14,549	13,626	(3,303)	95,155
Operating income (loss) before stock option compensation expense	1,667	(736)	1,149	(6,995)	(4,915)
Adjustment:
Stock option compensation expense					408
Operating income (loss)					¥(5,323)

Advantest Corporation (FY2011 Q3)

	Yen (Millions)
	Three months ended December 31, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥17,709	4,407	3,329	－	25,445
Inter-segment sales	498	44	－	(542)	－
Net sales	18,207	4,451	3,329	(542)	25,445
Operating income (loss) before stock option compensation expense	2,044	(121)	494	(1,149)	1,268
Adjustment:
Stock option compensation expense					55
Operating income (loss)					¥1,213

	Yen (Millions)
	Three months ended December 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥20,352	4,472	5,871	－	30,695
Inter-segment sales	229	2	－	(231)	－
Net sales	20,581	4,474	5,871	(231)	30,695
Operating income (loss) before stock option compensation expense	(2,477)	(415)	1,021	(979)	(2,850)
Adjustment:
Stock option compensation expense					190
Operating income (loss)					¥(3,040)

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(7) Notes on Significant Changes to Stockholders’ Equity: None